February 11, 2005

Mr. Martin F. James

Senior Assistant Chief Accountant

Division of Corporate Finance—Mail Stop 0306

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. James:

This letter is in response to your comment letter dated January 28, 2005 regarding your review of Magnetek, Inc.’s (the Company’s) Form 10-K for the year ended June 30, 2004 and Form 10-Q for the period ended September 30, 2004.  Your file reference number is 001-10233.

The following are our responses, which are keyed to your comments.  We have also attached a copy of our Form 10-Q for the quarterly period ended January 2, 2005 that incorporates your suggested revisions where appropriate.

Form 10-K for the fiscal year ended June 30, 2004

General

1.               Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will indicate the actual dates on which the fiscal periods included therein ended in all discussions and tables included in the filings.

Item 9A.  Controls and Procedures-Page 9

2.               Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will be revised to remove the qualifying language from management’s conclusion on disclosure controls and procedures.

Exhibit 13.1  2004 Annual Report

Selected Financial Data-Page 4

3.               Future filings, beginning with the Form 10-K for the fiscal year ending July 3, 2005, will be revised to include other long-term obligations as part of the balance sheet data section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

4.               Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will be revised to indicate the dollar magnitude of factors indicated as reasons for changes in financial statement line items.

Liquidity and Capital Resources-Page 8

5.               No employees or officers were included in the group of investors that purchased the 4.2 million shares of common stock.  All of the investors were unrelated third parties.

Critical Accounting Policies-Pages 9-10

6.               Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will be revised to incorporate the requested revisions to critical accounting policy disclosures.

Qualitative and Quantitative Disclosure about Market Risk-Page 12

7.               Quantitative market risk with respect to foreign currency exchange rates relates almost exclusively to non-U.S. dollar denominated borrowings (Euro), as the Company does not generally use foreign exchange contracts.  Future filings, beginning with the Form 10-K for the fiscal year ending July 3, 2005, will be revised to include the quantitative information on foreign currency exchange rate market risk for long-term debt (and other exposures, if applicable) in accordance with Item 305 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statement of Operations-Page 13

8.               Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will be revised to separately present other expense and other income.

Consolidated Statement of Cash Flows-Page 16

9.               Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will be revised to present all cash flows from borrowing and cash used for repayment of bank and other long-term obligations separately.  Since our bank arrangements consist of revolving lines of credit, with several repayments and reborrowings occurring during the periods presented, the cash flow figure included for bank obligations will be on a net borrowing or repayment basis.  Cash flow figures for other long-term obligations will be presented on a gross basis.

10.   Historically the Company has not maintained significant cash balances and therefore the effect of exchange rates on these balances has not been material.  To the extent this effect becomes material, future filings will disclose the impact.

Note 1. Summary of Significant Accounting Policies-Pages 18-20

Revenue Recognition-Page 27

11.   Future filings, beginning with the Form 10-Q for the quarterly period ended January 2, 2005, will be revised to reflect the disclosures recommended in your comment.  We refer you to the attached Form 10-Q for the supplemental information requested under comments 11. a., c., and d. as the information has been incorporated into the disclosure.  Supplemental information requested under comments 11. b. and e. are incorporated into our response to comment 12. below.

12.   Since the Company only recently began the use of distributors, historical revenues through this channel have been less than 1 percent of net sales.  Given the historical level of distributor sales, amounts related to returns, price allowances and joint marketing programs are currently insignificant.  To the extent sales through distribution grow and these factors become, or have the potential to become more significant, we will expand the disclosure in Significant Accounting Policies-Revenue Recognition in future filings accordingly.

13.   “After-sale service” provided to customers (other than warranty under the Company’s standard policies) is not common and is generally limited to out-of warranty repair or upgrade to our products as requested by our customers, which is invoiced separately from the original sale.  This type of after-sale service is not a condition to the original sale of the product.  Revenue under these arrangements is recognized upon completion of the agreed upon repair or upgrade and issuance of the related invoice.  The Company does not have arrangements with multiple deliverables and therefore EITF 00-21 does not apply.

Since non-warranty related “after-sale service” is not routine or common, the Company will consider the removal of this reference in its disclosures under “Competitive Strengths-Customer Relationships” in future filings beginning with the Form 10-K for the fiscal year ending July 3, 2005.

Note 3. Goodwill-Page 20-21

14.   While not indicated in Note 3, we do disclose under Note 1-Summary of Significant Accounting Polices-Goodwill the use of “discounted future cash flow analyses as prescribed in SFAS No. 142.”  We also include disclosure regarding our use of the discounted cash flow methodology and the nature of estimates and assumptions used under Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies-Long-Lived Assets and Goodwill.  However, in response to your comment, we will also indicate the disclosure requested in the Goodwill footnote in future filings.  Beginning with the Form 10-Q for the quarterly period ended January 2, 2005, we have also expanded disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Polices-Long Lived Assets and Goodwill to address the issues raised in your comment number 6.

Note 12.  Stock Option Agreements-Pages 26-27

15.   Stock option cancellations during the periods presented were influenced by certain divestitures (forfeitures of options held by employees of the divested businesses) and the termination of certain officers (forfeitures of options held by the officers) as well as forfeitures in connection with normal employee turnover and expirations.  No cancellations occurred during the periods as the result of any arrangement with option holders or agreement to issue new shares.

Future filings, beginning with the Form 10-K for the fiscal year ending July 3, 2005, will be revised to show forfeitures and expirations separately.

Magnetek has historically used stock options as a primary source of incentive compensation.  Stock options grants in 2002 through 2004 were not inconsistent with historical levels.  For example, during the five year period prior to the periods presented in the Form 10-K, stock option grants ranged from a low of 1.05 million to a high of 1.96 million and averaged approximately 1.5 million annually.  The number of grants in 2002 through 2004 was unrelated to the number of cancellations, as has been the case historically.

Note 13.  Employee Benefit Plans-Pages 27-29

16.   The postretirement medical and life insurance plans referred to in Note 13 were non-ERISA plans maintained by the Company, at will, for the benefit of retirees.  The Company adopted SFAS No. 106 in fiscal 1993 on the immediate recognition basis, changed to the accrual method of accounting and established a liability for the estimated postretirement benefits in accordance with that statement.  Subsequently, the Company accounted for the plans in accordance with the provisions of SFAS No. 106.

No trust was maintained for the plans and the Company funded all benefits on a “pay-as-you-go” basis.  Plan documents clearly indicated that the Company retained the sole right to modify or terminate the plans at any time.  During 2002, the Company communicated with plan participants that it would be terminating the plans effective September 30, 2002.  No payments or transfers of assets were made to the participants in connection with the termination.

The termination of the plans met the definition of a settlement as outlined in paragraph 90 of SFAS No. 106 since a) the termination was irrevocable b) relieved the Company of responsibility for the postretirement benefit obligation and c) eliminated significant risks related to the obligation.

In accounting for the termination, the Company recorded an entry to eliminate the aggregate postretirement liability from the balance sheet with the exception of an amount estimated for claim run-out that was retained in the postretirement liability account.  Actual claims paid approximated the estimated liability for claim run-out.  The entry was a debit to the postretirement liability account for $27.8 million (representing the postretirement liability balance net of estimated claim run-out) and a credit to gain on termination of retiree benefit plans for $27.8 million.  The gain was determined in accordance with the provisions of paragraphs 92 and 93 of SFAS No. 106.

Note 19.  Quarterly Results (unaudited)-Page 32

17.   The $3.3 million charge for settlement of litigation related to a dispute between the Company and Bank of America (BofA) relating to an interest rate swap that the Company had instructed BofA to terminate.  Although the Company believed the termination had occurred, BofA asserted otherwise.  Documentary evidence related to the transaction was incomplete and given the Company’s need to have BofA release collateral to its new bank group, the Company elected to settle the litigation upon the advice of counsel.  Future filings, beginning with the Form 10-K for the fiscal year ending July 3, 2005, will be revised to describe the legal action that resulted in the settlement.

The settlement was classified as a non-operating expense as it related to a financing transaction as opposed to normal operations.

In connection with this response to your comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response, please contact Marty Schwenner, our Vice President and Controller, at (818) 727-2216 or me at (310) 689-1613.

Sincerely,

/s/ David P. Reiland
David P. Reiland
Executive Vice President
Chief Financial Officer

Cc:	Ms. Tara L. Harkins
Staff Accountant